Exhibit 99.1

Focus Media to Announce Second Quarter 2012 Financial Results on August 22, 2012

SHANGHAI, Aug. 17, 2012 /PRNewswire-Asia/ — Focus Media Holding Limited (Nasdaq: FMCN) announced today that it will report its financial results for the second quarter ended June 30, 2012 on August 22, 2012 (U.S. Eastern Time) after market close.

1) The Company will host a conference call to discuss the second quarter 2012 results at 9:00 p.m. U.S. Eastern Time on August 22, 2012 (6:00 p.m. U.S. Pacific Time on August 22, 2012 and 9:00 a.m. Beijing/Hong Kong Time on August 23, 2012). The dial-in details for the live conference call are set forth below:

International Toll Dial-In Number: + 65.6723.9381

Local Dial-In Number(s):
China, Domestic Mobile: 400.620.8038
China, Domestic: 800.819.0121
Hong Kong: +852.2475.0994
United States: +1.718.354.1231

International Toll Free Dial-in Number(s):
Hong Kong: +852.800.930.346
United States: +1.866.519.4004
Conference ID # 19894719

2) A replay of the call will be available from August 23, 2012 12:00am until August 30, 2012 9:59am (US Eastern Time). The dial-in details for the replay are set forth below:

International Toll Dial-In Number: +61.2.8235.5000

Local Dial-In Number(s):
China: 400.692.0026
United States: +1.718.354.1232

International Toll Free Dial-in Number(s):
China North: 10800.714.0386
China South: 10800.140.0386
Hong Kong: +852. 800.901.596
United States: +1.866.214.5335

Conference ID # 19894719

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

CONTACT: Investor and Media contact: Jing Lu, +86-21-2216-4155, ir@focusmedia.cn